SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of September 2008

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing, China 100140

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F       X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

101(b)(1):             )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

101(b)(7):             )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No       X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page Number
1.1	Announcement regarding the poll results of the extraordinary general meeting held on September 5, 2008, dated September 5, 2008.	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China Telecom Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. The forward-looking statements include, without limitation, the continued growth of the telecommunications industry in China; the development of the regulatory environment; and the Company’s ability to successfully execute its business strategies.

Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory regime and significant policies for the telecommunications industry in China, including changes in the structure or functions of the primary industry regulator, Ministry of Industry and Information Technology, or the MIIT (which has assumed the regulatory functions of the former Ministry of Information Industry), or any in the regulatory policies of the MIIT and other relevant government authorities in China; any decisions by the Chinese government in relation to the technology standards and licenses of third generation mobile telecommunication; the results of the ongoing restructuring of the telecommunications industry in China; any changes in the effects of competition on the demand and price of the Company’s telecommunications services; any changes in telecommunications and related technology and applications based on such technology; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: September 8, 2008	By:	/s/ Wang Xiaochu
	Name:	Wang Xiaochu
	Title:	Chairman and CEO

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Exhibit 1.1

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0728)

EXTRAORDINARY GENERAL MEETING HELD ON 5 SEPTEMBER 2008 – POLL RESULTS

The Board of the Company is pleased to announce that all the proposed resolutions were duly passed by shareholders by way of poll at the EGM of the Company held on 5 September 2008.

Reference is made to the circular (the “Circular”) and the notice of the extraordinary general meeting of China Telecom Corporation Limited (the “Company”) dated 21 July 2008. Unless otherwise specified in this announcement, terms used herein shall have the same meanings as defined in the Circular and the notice of the extraordinary general meeting.

Results of the EGM

The Board of China Telecom Corporation Limited (the “Board”) is pleased to announce that all the proposed resolutions were duly passed by shareholders by way of poll at the extraordinary general meeting (the “EGM”) of the Company held on 5 September 2008 at No. 31 Jinrong Street, Xicheng District, Beijing, PRC.

As of the date of the EGM, the total number of issued shares of the Company was 80,932,368,321, which was the total number of shares entitling the holders to attend and vote for or against all resolutions. There were no restrictions on any shareholders casting votes on any of the proposed resolutions at the EGM. The EGM was held in compliance with the requirements of the Company Law of the People’s Republic of China and the provisions of the articles of association of the Company.

The poll results in respect of the proposed resolutions at the EGM were as follows:

No. of votes (%)
Ordinary Resolutions		For	Against
1.	1.1 Ordinary resolution numbered 1.1 of the Notice of EGM (to approve the appointment of Mr. Wang Xiaochu as a director of the Company)	71,412,146,158 (99.9202%)	56,998,389 (0.0798%)
As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
	1.2 Ordinary resolution numbered 1.2 of the Notice of EGM (to approve the appointment of Mr. Shang Bing as a director of the Company)	71,405,275,458 (99.9106%)	63,879,089 (0.0894%)
As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
	1.3 Ordinary resolution numbered 1.3 of the Notice of EGM (to approve the appointment of Madam Wu Andi as a director of the Company)	71,405,215,258 (99.9106%)	63,928,089 (0.0894%)
As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
	1.4 Ordinary resolution numbered 1.4 of the Notice of EGM (to approve the appointment of Mr. Zhang Jiping as a director of the Company)	71,405,241,458 (99.9106%)	63,913,089 (0.0894%)
As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
	1.5 Ordinary resolution numbered 1.5 of the Notice of EGM (to approve the appointment of Mr. Zhang Chenshuang as a director of the Company)	71,405,241,459 (99.9106%)	63,907,989 (0.0894%)
As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
	1.6 Ordinary resolution numbered 1.6 of the Notice of EGM (to approve the appointment of Mr. Yang Xiaowei as a director of the Company)	69,302,079,701 (96.9678%)	2,167,064,747 (3.0322%)
As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
	1.7 Ordinary resolution numbered 1.7 of the Notice of EGM (to approve the appointment of Mr. Yang Jie as a director of the Company)	71,405,220,259 (99.9106%)	63,917,989 (0.0894%)
As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
	1.8 Ordinary resolution numbered 1.8 of the Notice of EGM (to approve the appointment of Mr. Sun Kangmin as a director of the Company)	71,408,231,459 (99.9106%)	63,917,989 (0.0894%)
As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

No. of votes (%)
Ordinary Resolutions		For	Against
	1.9 Ordinary resolution numbered 1.9 of the Notice of EGM (to approve the appointment of Mr. Li Jinming as a director of the Company)	71,414,122,659 (99.9230%)	55,031,889 (0.0770%)
As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
	1.10 Ordinary resolution numbered 1.10 of the Notice of EGM (to approve the appointment of Mr. Wu Jichuan as an independent director of the Company)	71,342,375,841 (99.9990%)	730,700 (0.0010%)
As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
	1.11 Ordinary resolution numbered 1.11 of the Notice of EGM (to approve the appointment of Mr. Qin Xiao as an independent director of the Company)	71,342,340,641 (99.9990%)	745,800 (0.0010%)
As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
	1.12 Ordinary resolution numbered 1.12 of the Notice of EGM (to approve the appointment of Mr. Tse Hau Yin, Aloysius as an independent director of the Company)	69,208,655,371 (97.0082%)	2,134,436,070 (2.9918%)
As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
	1.13 Ordinary resolution numbered 1.13 of the Notice of EGM (to approve the appointment of Madam Cha May Lung, Laura as an independent director of the Company)	71,337,853,641 (99.9926%)	5,262,900 (0.0074%)
As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
	1.14 Ordinary resolution numbered 1.14 of the Notice of EGM (to approve the appointment of Mr. Xu Erming as an independent director of the Company)	71,342,375,541 (99.9990%)	731,000 (0.0010%)
As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
2.	2.1 Ordinary resolution numbered 2.1 of the Notice of EGM (to approve the appointment of Mr. Xiao Jinxue as a supervisor of the Company)	71,459,011,546 (99.9858%)	10,143,000 (0.0142%)
As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
	2.2 Ordinary resolution numbered 2.2 of the Notice of EGM (to approve the appointment of Mr. Xu Cailiao as a supervisor of the Company)	71,458,966,646 (99.9859%)	10,062,900 (0.0141%)
As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

Ordinary Resolutions		No. of votes (%)
		For	Against
	2.3 Ordinary resolution numbered 2.3 of the Notice of EGM (to approve the appointment of Madam Han Fang as a supervisor of the Company)	71,458,990,746 (99.9859%)	10,053,800 (0.0141%)
As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
	2.4 Ordinary resolution numbered 2.4 of the Notice of EGM (to approve the appointment of Madam. Zhu Lihao as a supervisor of the Company)	71,468,613,046 (99.9994%)	431,500 (0.0006%)
As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

Special Resolutions		No. of votes (%)
		For	Against
3.	3.1 Special resolution numbered 3.1 of the Notice of EGM (to consider and approve the issue of debentures by the Company)	70,279,164,053 (98.6328%)	974,174,693 (1.3672%)
As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.
	3.2 Special resolution numbered 3.2 of the Notice of EGM (to authorise the Board to issue debentures and determine the specific terms, conditions and other matters of the debentures)	70,279,025,653 (98.6326%)	974,303,093 (1.3674%)
As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.
4.	4.1 Special resolution numbered 4.1 of the Notice of EGM (to consider and approve the issue of company bonds in the People’s Republic of China)	69,624,498,084 (98.7602%)	874,065,241 (1.2398%)
As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.
	4.2 Special resolution numbered 4.2 of the Notice of EGM (to authorise the Board to issue company bonds and determine the specific terms, conditions and other matters of the company bonds)	69,733,045,290 (98.9141%)	765,522,535 (1.0859%)
As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.

Computershare Hong Kong Investor Services Limited, registrar of Company’s H share, acted as scrutineer for the vote-taking at the EGM.

Mr. Ma Yuzhu had been elected by the employees of the Company as the supervisor who represents the employees of the Company.

Change of Directors and Supervisors

The appointment for the position of director and supervisor of the Company of each of the above directors and supervisors of the Company was approved at the EGM, with effect from 9 September 2008 for a term of three years until the annual general meeting of the Company for the year 2010 to be held in 2011. The Company will enter into a service contract with each of the above directors and supervisors. The Board will determine the remuneration of the above directors and supervisors with reference to their respective duties, responsibilities, experience as well as current market conditions.

Save as disclosed herein, each of the above directors and supervisors has not held any directorship in any other listed companies nor taken up any post in any affiliated companies of the Company in the past three years, nor any relationship with any other director, supervisor, senior management, substantial shareholder or controlling shareholder of the Company. Furthermore, none of the above directors and supervisors has any equity interest in the Company within the meaning of Part XV of the Securities and Futures Ordinance. Save as disclosed herein, there is no other information relating to the above directors and supervisors to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor any matter which needs to be brought to the attention of the shareholders of the Company.

Members of the second session of the Board, Mr. Leng Rongquan, Mr. Li Ping, Mr. Zhang Youcai, Mr. Lo Hong Sui, Vincent and Mr. Shi Wanpeng and member of the second session of the Supervisory Committee, Madam Wang Haiyun retired as directors and supervisor of the Company respectively upon expiry of the term of office of the second session of members of the Board and Supervisory Committee on 9 September 2008. The above retired directors and supervisor have separately confirmed that they have no disagreement with the Board, and there is not any matter relating to their retirement that needs to be brought to the attention of the Shareholders. The Board and the Supervisory Committee take this opportunity to express their gratitude for the valuable contributions of Mr. Leng Rongquan, Mr. Li Ping, Mr. Zhang Youcai, Mr. Lo Hong Sui, Vincent, Mr. Shi Wanpeng and Madam Wang Haiyun towards the Company during their tenure of office.

As of the date of this announcement, the Board consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Leng Rongquan, Madam Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping, Mr. Zhang Chenshuang, Mr. Li Ping, Mr. Yang Jie, Mr. Sun Kangmin as the executive vice presidents, Mr. Li Jinming as the non-executive director, and Mr. Zhang Youcai, Mr. Lo Hong Sui, Vincent, Mr. Shi Wanpeng, Mr. Xu Erming and Mr. Tse Hau Yin, Aloysius as the independent non-executive directors.

By Order of the Board

China Telecom Corporation Limited

Yung Shun Loy, Jacky

Company Secretary

Beijing, PRC, 5 September 2008

Brief information of the appointed directors and supervisors of the Company

Mr. Wang Xiaochu, age 50, is the Chairman of the board of directors and Chief Executive Officer of the Company. Mr. Wang served as Director General and Deputy Director General of the Hangzhou Telecommunications Bureau in Zhejiang province, Director General of the Tianjin Posts and Telecommunications Administration, Chairman and Chief Executive Officer of China Mobile (Hong Kong) Limited, Vice President of China Mobile Communications Corporation, Chairman of the board of directors and a Non-Executive Director of China Communications Services Corporation Limited. He is also the President of China Telecommunications Corporation and Honorary Chairman of China Communications Services Corporation Limited. He was responsible for the development of China Telecom’s telephone network management systems and various other information technology projects and as a result, received the Third-Class Award from the State Scientific and Technological Progress Award and the First-Class Award from the former Ministry of Posts and Telecommunications Scientific and Technological Progress Award. He graduated from Beijing Institute of Posts and Telecommunications in 1989 and received a doctorate degree in business administration from The Hong Kong Polytechnic University in 2005. Mr. Wang has over 27 years of management experience in the telecommunications industry.

Mr. Shang Bing, age 52, is the President and Chief Operating Officer of the Company. Mr. Shang is a senior economist. He graduated in 1982 from Shenyang Chemical Industry Institution with a bachelor’s degree in chemical industry and received a master’s degree in business administration from New York State University in 2002. He received a doctorate degree in business administration from the Hong Kong Polytechnic University in 2005. Mr. Shang served as a Director of Industrial Technology Development Centre in Liaoning Province, a Deputy General Manager and General Manager of Economic and Technological Development Company in Liaoning Province. Mr. Shang served as a Deputy General Manager and General Manager of China United Telecommunications Corporation (“Unicom Group”) Liaoning Branch, a Vice President of Unicom Group, a Director of Unicom Group, the President of Unicom Group and an Executive Director and President of China Unicom Limited. In addition, Mr. Shang also served as a Director and President of the China United Telecommunications Corporation Limited and China Unicom Corporation Limited. He is also a Vice President of China Telecommunications Corporation. Mr. Shang has extensive experience in management and telecommunications industry.

Madam Wu Andi, age 53, is an Executive Director, Executive Vice President and the Chief Financial Officer of the Company. She is responsible for the financial management of the Company. Madam Wu is a senior accountant. She graduated from the Beijing Institute of Economics with a bachelor degree in finance and trading in 1983, and studied in a postgraduate program in business economics management at the Chinese Academy of Social Sciences from 1996 to 1998. Prior to joining China Telecommunications Corporation in May 2000, she served as Director General of the Department of Economic Adjustment and Communication Settlement of the Ministry of Information Industry (“MII”), Director General, Deputy Director General and Director of the Department of Finance of the MPT. She is also a Vice President of China Telecommunications Corporation. Madam Wu has 26 years of economic and financial management experience in the telecommunications industry in China.

Mr. Zhang Jiping, age 52, is an Executive Director and Executive Vice President of the Company. Mr. Zhang is a professor-level senior engineer. He graduated from the Beijing University of Posts and Telecommunications with a bachelor degree in radio telecommunications engineering in 1982, studied in a postgraduate program in applied computer engineering at Northeastern Industrial University from 1986 to 1988, and received Doctor of Business Administration from The Hong Kong Polytechnic University in 2004. Prior to joining China Telecommunications Corporation in May 2000, he served as Deputy Director General of

DGT of MPT, a Deputy Director General and Director of the Network Management Center of the Posts and Telecommunications Administration of Liaoning Province. He is also a Vice President of China Telecommunications Corporation. Mr. Zhang has 26 years of experience in network operation and management in the telecommunications industry in China.

Mr. Zhang Chenshuang, age 56, is an Executive Director and Executive Vice President of the Company. Mr. Zhang served as Executive Director and Vice President of China Mobile Limited, Vice President of China Mobile Communications Corporation, Director of China Mobile Communication Co., Ltd., the Assistant to the President of China Mobile Communications Corporation, Director General of the Neimenggu Posts and Telecommunications Administration, Deputy Director General of the Office of the Ministry of Posts and Telecommunications. He is also a Vice President of China Telecommunications Corporation. Mr. Zhang graduated from the Party School of the Communist Party of China (CPC) and received a MBA degree from Hong Kong Polytechnic University. Mr. Zhang is a senior economist with over 28 years of experience in the telecommunications industry.

Mr. Yang Xiaowei, age 44, is an Executive Vice President of the Company. Mr. Yang is a senior engineer. He received a bachelor’s degree from the Computer Application Department of Chongqing University in 1998 and a master’s degree in engineering from the Management Engineering Department of Chongqing University in 2001. Mr. Yang was the Assistant to Director and Deputy Director of Chongqing Telecommunications Bureau, a Deputy Director of the Chongqing Telecommunications Administration Bureau and a Director of Chongqing Municipal Communication Administration Bureau. Mr. Yang served as General Manager of the Chongqing branch and the Guangdong branch of the Unicom Group, Vice President of the Unicom Group, Director of the Unicom Group and Executive Director and Vice President of China Unicom Limited. Mr. Yang also served as Director and Vice President of China Unicom Corporation Limited and Chairman of Unicom Huasheng Telecommunications Technology Co. Ltd.. He is also a Vice President of China Telecommunications Corporation. Mr. Yang has extensive experience in management and telecommunications industry.

Mr. Yang Jie, age 46, is an Executive Director and Executive Vice President of the Company. He is a professor-level senior engineer. He graduated from Beijing University of Posts and Telecommunications with a major in radio engineering in 1984, and subsequently obtained a master degree of telecommunications and information management at the Norwegian School of Management. Mr. Yang served as Deputy Director General of Shanxi Posts and Telecommunications Administration, General Manager of Shanxi Telecommunications Corporation, Vice President of China Telecom Beijing Research Institute and General Manager of Business Department of the Northern Telecom of China Telecommunications Corporation. He is also a Vice President of China Telecommunications Corporation. Mr. Yang has 24 years of operational and managerial experience in the telecommunications industry in China.

Mr. Sun Kangmin, age 51, is an Executive Director and Executive Vice President of the Company. He is a senior engineer. He holds a MBA degree from the University of Hong Kong. Mr. Sun served as Department Head of the Information Industry Department of Sichuan Province, Director General of Communications Bureau of Sichuan Province, Chairman and General Manager of Sichuan Telecom Company Limited. He is also a Vice President of China Telecommunications Corporation. Mr. Sun has 24 years of operational and managerial experience in the telecommunications industry in China.

Mr. Li Jinming, age 56, is a Non-Executive Director of the Company, Chairman of Guangdong Rising Assets Management Co., Ltd. (one of the domestic shareholders of the Company) and Chairman of Shenzhen Zhongjin Lingnan Nonfemet Company Limited. Mr. Li graduated from Guangdong Radio and TV University, and holds an EMBA degree from Lingnan College, Zhong Shan University after the completion of his study in the postgraduate programme of international economics and industrial commerce management. Mr. Li served as Chief and Deputy Director General of the Guangdong Provincial Discipline Inspection Commission, and Director and Deputy General Manager of Guangdong Rising Assets Management Co., Ltd.. Mr. Li has extensive experience in enterprise management.

Mr. Wu Jichuan, age 70, is a professor-level senior engineer. Mr. Wu is the Honorary Chairman of the Telecommunications and Economics Specialists Committee, Director General of the Chinese Institute of Electronics, and Honorary Director General of the Chinese Institute of Communications. Mr. Wu graduated from the Beijing University of Posts and Telecommunications with a major in wired telecommunications engineering in 1959. Mr. Wu served as Deputy Director General and Director General of the MPT, Deputy Director of the Committee of the Radio Management of P.R.China, Vice Leader of the Informatization Leading Group of the State Council, Vice Minister of MII, a member of the Eighth & Tenth National Committee of Chinese People’s Political Consultative Conference (the “CPPCC”), a member of the Standing Committee of the Tenth National Committee of CPPCC and Vice Chairman of the Subcommittee of Education, Science, Culture, Health and Sports of the Tenth National Committee of CPPCC.

Mr. Qin Xiao, age 61, has a PhD in economics from University of Cambridge. He is the Chairman of China Merchants Group Limited and China Merchants Bank Co., Ltd.. He is a member of the eleventh Chinese People’s Political Consultative Conference and the Chairman of Hong Kong Chinese Enterprises Association, a part-time professor at the School of Economics and Management of Tsinghua University and the Graduate School of the People’s Bank of China. Before joining China Merchants Group, he served as President and Vice Chairman of China International Trust and Investment Corporation (CITIC), and Chairman of CITIC Industrial Bank. He was a deputy to the Ninth National People’s Congress, a member of the Tenth Chinese People’s Political Consultative Conference, an advisor on the Foreign Currency Policy of the State Administration of Foreign Exchange, and a member of Toyota International Advisory Board, he also served as Chairman of APEC Business Advisory Council (ABAC) for the Year 2001. He is the author of several papers and books in the fields of economics and management.

Mr. Tse Hau Yin, Aloysius, age 60, is an Independent Non-Executive Director of the Company. Mr. Tse is currently an Independent Non-executive Director of CNOOC Limited, China Construction Bank Corporation, Wing Hang Bank Limited, Linmark Group Limited, Sinofert Holdings Limited and SJM Holdings Limited and is the Chairman of the International Advisory Council of the People’s Municipal Government of Wuhan. Mr. Tse is a fellow of the Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Mr. Tse is a past president of the HKICPA. He joined KPMG in 1976, became a partner in 1984 and retired in March 2003. Mr. Tse was a non-executive Chairman of KPMG’s operations in China and a member of the KPMG China advisory board from 1997 to 2000. Mr. Tse is a graduate of the University of Hong Kong.

Madam Cha May Lung, Laura, aged 58, is currently a Hong Kong Delegate to the 11th National People’s Congress, PRC, a Member of the Standing Committee of the Chinese People’s Political Consultative Conference (“CPPCC”) Shanghai Committee, the Vice Chairman of the International Advisory Council of the China Securities Regulatory Commission (“CSRC”), a Member of the Executive Council of the Government of the Hong Kong Special Administrative Region, Non-executive Deputy Chairman of the Hongkong and Shanghai Banking Corporation Limited, Non-executive Director of Bank of Communications. She is also an Independent Non-executive Director of Hong Kong Exchanges and Clearing Limited, Johnson Electric Holdings Limited, Baoshan Iron & Steel Co. Ltd., and Tata Consultancy Services Limited. Mrs. Cha served as Vice Chairman of CSRC from February 2001 to September 2004 and Assistant Director of Corporate Finance, Senior Director, Executive Director and Deputy Chairman of the Securities and Futures Commission of Hong Kong from 1991 to 2001. She received a Juris Doctor degree from Santa Clara University of USA in 1982.

Professor Xu Erming, age 58, is an Independent Non-Executive Director of the Company. He is a Deputy Dean, professor, and Ph.D. supervisor of the Graduate School at the Renmin University of China, Deputy Secretary-General of the Tenth Session of the Academic Committee, and a member of the Third Session of the University Affairs Committee of the Renmin University of China, Associate Convener of the Fifth Session of the Business Administration Academic Appraisal Group of the Academic Degree Committee of the State Council, a member of China’s National MBA Education Advisory Committee, Deputy Chairman of the Chinese Enterprise Management Research Association, and Chairman of Beijing Contemporary Enterprise Research Association. He is also entitled to the State Council’s special government allowances. Over the years, Professor Xu has conducted research in areas related to strategic management, organizational theories, international management and education management, and has been responsible for research on many subjects put forward by the National Natural Science Foundation, the National Social Science Foundation, and other authorities at provincial and ministry level. Professor Xu has issued many publications including Business Strategic Management, Introduction to International Business Management, number of case studies, as well as number of academic dissertations such as Empirical Research: Effects on Performance of Supervision Mechanisms Substitution Effect of Listed Companies and has also been a columnist in the Economic Daily. He has received many awards such as the Ministry of Education’s Class One Excellent Higher Education Textbook Award and the State-Level Class Two Teaching Award. Professor Xu has been a visiting professor at over 10 domestic universities. Professor Xu was previously a lecturer at the New York State University at Buffalo, U.S.A., the University of Scranton, U.S.A., the University of Technology, Sydney, the Kyushu University, Japan and Hong Kong Polytechnic University.

Mr. Xiao Jinxue, age 44, is the Chairman of the Supervisor Committee and General Manager of Xinjiang branch of the Company. Mr. Xiao graduated from Beijing Institute of Posts and Telecommunications with a Master degree in engineering management in 1987. Mr. Xiao served as Assistant Dean and Officer at the Corporate Management Faculty of the Institute of Cadre Management under the Ministry of Posts and Telecommunications, and an executive deputy managing director of the Beijing Research Institute of China Telecommunications Corporation. Mr. Xiao is a professor-level senior engineer and has 21 years of managerial experience in the telecommunications industry in China.

Mr. Xu Cailiao, age 44, is a Supervisor of the Supervisory Committee of the Company. Mr. Xu is a Director of the Corporate Strategic Department of the Company. Mr. Xu graduated from the Law School of Peking University with a Master degree in law in 1987. He served as a Director of the State Commission for Economic Restructuring and Managing Director of the Hong Kong branch of Irico Group. He was qualified to practise law in China in 1988. Mr. Xu is highly experienced in respect of corporate governance, organizational development and process management.

Madam Han Fang, age 35, is a Director of the Audit Department of the Company. Madam Han graduated from the Beijing University of Posts and Telecommunications with a bachelor’s degree in Engineering Management. She worked in finance-related jobs serving in China Huaxin Post and Telecommunications Economy Development Centre and the audit department of China Telecommunications Corporation. Madam Han is a senior accountant and has 13 years of finance and audit experience.

Madam Zhu Lihao, age 67, is an independent Supervisor of the Supervisory Committee of the Company. Madam Zhu is a senior accountant and a Chinese Certified Public Accountant. She graduated from Beijing Graduate School of Mining and Technology with major in engineering economics in 1963. Madam Zhu served as a Deputy Director General, Director General, Director and Deputy Director of the Department of Industry and Communications of the National Audit Bureau of China, and the Director General of the Department of Foreign Affairs and Foreign-related Auditing of the Audit Bureau. Madam Zhu has over 40 years of experience in management and auditing.

Mr. Ma Yuzhu, Age 54, is an Employee Representative Supervisor of the Supervisory Committee of the Company, a Director of the Corporate Culture Department of the Company and the Vice Chairman of the Trade Union of China Telecommunications Corporation. Mr. Ma graduated from the Beijing University of Posts and Telecommunications with a major in telecommunications in 1982. Mr. Ma studied part-time in Australian National University in 2000 and obtained a Master degree in International Business Administration in 2001. Mr. Ma served as Director General in China International Telecommunication Construction 1st Engineering Bureau, Director of the department of General Engineering of DGT. Mr. Ma is a senior Engineer and has over 30 years of telecommunications construction and operational management experience in the telecommunications industry.

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